RACHEL EVEN


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           GOLDEN HAND RESOURCES, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    381062108
                                 (CUSIP Number)

                        Suite 679, 185 - 911 Yates Street
                   Victoria, British Columbia V8V 4Y9, CANADA
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 21, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.   381062108                                          PAGE 2 OF 5 PAGES
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- ------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Rachel Even

- ------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

        (A) [ ]

        (B) [X]

- ------------------------------------------------------------------------
3  SEC USE ONLY


- ------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   PF

- ------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

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                     7    SOLE VOTING POWER

                         200,000

   NUMBER OF    -------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              - 0 -
     EACH       -------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH                200,000
                -------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      - 0 -

- ------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Rachel Even beneficially owns 200,000 common shares.

       Rachel Even is considered to be a member of a group
(the "Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act, which such group, pursuant to various stock purchase agreements, acquired an aggregate of 6,880,000 shares of the Corporation. The members of the Group have not entered into any agreement relating to the acquisition, disposition or voting of such shares.

---------------------------------------------------------------------------

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]

- -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Rachel Even owns 1.95% of the shares outstanding on an individual basis. The Group owns an aggregate of 67.2% of the shares outstanding.

- ------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN

- ------------------------------------------------------------------------

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                                                               PAGE 3 OF 5 PAGES
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ITEM 1.  SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of GOLDEN HAND RESOURCES, INC. (the "Corporation"). The Corporation's principal executive office is located at Suite 679, 185 - 911 Yates Street, Victoria, British Columbia V8V 4Y9, CANADA



ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Rachel Even (the "Reporting Person"), individually.

(b)   The business address of the Reporting Person is: 56 OREN STREET

                     P.O.B-6058 ORANIT
                     ISRAEL

(c) The Reporting Person's present principal occupation is: Self employed as a philosophical counselor.

(d) During the last five years, the Reporting person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violations with respect to such laws.

                                                               PAGE 4 OF 5 PAGES

(f)   The Reporting Person is a resident of Israel.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased such shares reported hereunder in a private transaction and used personal funds to purchase such shares.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a) As of May 21, 2004 the Corporation had issued and outstanding a total of 10,238,000 shares of Common Stock. As of that date, the Reporting Person was the beneficial owner of 200,000 shares of Common Stock or 1.95% of the issued and outstanding Common Stock. The Reporting Person is considered to be a member of a group (the "Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act, which such group, pursuant to various stock purchase agreements, acquired an aggregate of 6,880,000 shares of the Corporation. The members of the Group have not entered into any agreement relating to the acquisition, disposition or voting of such shares.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 200,000 shares of Common Stock and sole power to dispose of, or to direct the disposition of 200,000 shares of Common Stock.

(c) The Reporting Entity acquired the shares through a private purchase transaction.

                                                               PAGE 5 OF 5 PAGES

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Exhibit 99 -  Restricted Stock Purchase Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2004

                                  Rachel Even

                               By:/s/ Rachel Even
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